EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
191 Riverneck, LLC	Delaware
199 Riverneck, LLC	Delaware
Advanced Radio Corporation	Virginia
Echotek Corporation	Alabama
Mercury Computer International Sales LLC	Delaware
Mercury Computer Securities Corporation	Massachusetts
Mercury Modular Products and Services, Inc.	California
Riverneck Road, LLC	Delaware
Template Graphics Software, Inc.	California
Mercury Computer System SAS	France
Mercury Computer Systems SAS	France
Mercury Computer Systems GmbH (Berlin)	Germany
Mercury Computer Systems GmbH (Fuerth)	Germany
Radin GmbH	Germany
Nihon Mercury Computer Systems K.K.	Japan
Mercury Computer Systems N.V.	The Netherlands
Mercury Computer Systems Ltd.	United Kingdom